

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2014

<u>Via E-mail</u>
Roy J. Meadows
President and Chief Executive Officer
Longwood Capital Group, Inc.
207 Jasmine Ln.
Longwood, Florida 32779

> **Re: Longwood Capital Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 15, 2014**
> **File No. 333-198751**

Dear Mr. Meadows:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1 filed September 15, 2014</u>

<u>Cover Page</u>

1. In the second paragraph, please state that the securities to be issued in the offering will also be held in escrow by the specified escrow agent.

2. In the third paragraph, we note that the Company states that it has "limited" operations. Please revise to state that the Company has "no" operations.

3. In the fourth paragraph, please state that the Company has not identified any acquisition candidates as of the date of the filing.

Summary Information and Risk Factors, page 6

4. We note that Underhill Securities Corp is acting as "Trust Agent" for the offering. Please tell us and revise the filing to clarify whether Underhill will also act as "Escrow Agent" and explain any difference between the two roles. Please also clarify Wells Fargo's role in the offering. Make corresponding revisions where necessary, including on page 20.

Business Overview, page 7

5. Reconcile the first sentence with the cover page as one indicates Nevada incorporation and this page and page 23 indicate Florida incorporation.

Risk Factors

6. Some of your risk factors state that you cannot provide "assurance" of a certain outcome when the real risk is not your inability to provide assurance, but the underlying situation. Please revise this and similar language to describe the real risks of the transaction.

7. Please include a risk factor discussing the risks associated with the fact that the Company has not specified any industry or industries from which an acquisition candidate may come.

8. Revise to add a risk factor regarding the risk that Mr. Meadows may incur debts or other obligations on behalf of the Company and that the trust fund may be liable for those debts or obligations resulting in no funds available to pay investors or return funds to those not reaffirming their investment.

Use of Proceeds, page 17

9. We note that the Company will seek the release of 10% of the offering proceeds from escrow, as permitted by Rule 419. Please specify the Company's planned use of these proceeds in this section, as required by Item 504 of Regulation S-K.

10. We note in the table that, in addition to the $1,500 trust fee, underwriting discounts and commissions are deducted from "Total Offering Proceeds" to determine "Net Offering Proceeds"; however, no itemized disclosure of this deduction is included in the table. Please revise to include underwriting discounts and commissions in the table.

11. It appears that the Company plans to withhold the underwriting discounts and commissions from the amount to be placed in escrow. However, as Mr. Meadows is an affiliate for purposes of Rule 419(b)(2), the withholding of such discounts and commissions is inappropriate. Please confirm that these funds will be placed in escrow and revise the prospectus to state as much.

Plan of Distribution, page 19

12. We note that Mr. Meadows is an underwriter for purposes of the offering. Please include all information required by Item 508 of Regulation S-K as it pertains to him, including, but not limited to, details regarding the compensation he will receive for providing underwriting services.

Information with Respect to the Registrant

Market Price and Dividends on the Issuer's Common Stock, page 24

13. We note on page 32 that the Company issued 8,000,000 shares of common stock to Mr. Meadows for $13,300 on July 1, 2014. Please disclose this transaction here.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 25

14. We note your statement that the Company will obtain audited financial statements of a target entity. Please revise this statement to specify that such financial statements will be obtained only after a letter of intent is signed or an agreement is reached with the target entity, as stated in your risk factor on page 11. Make corresponding revisions where appropriate.

Background of Directors, Executive Officers, Promoters and Control Persons, page 30

15. Please specify the type of consulting work Mr. Meadows does and briefly describe the business operations of TriNexus. Additionally, disclose what the "MSM" and "ABD" titles represent.

Security Ownership of Certain Beneficial Owners and Management, page 31

16. Please revise the footnote to also disclose the percentage assuming only the minimum sold.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Harold Gewerter, Esq.